4.9

                      ACKNOWLEDGEMENT TO PAY ROBERT GARDNER

This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided advertising consulting services to BioGentech.

As of this date, the outstanding balance due for my services rendered is $156,369.00. In addition, a fee in the amount of 10% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $172,006.00


By:      /s/  Robert K. Gardner
         -------------------------------------

Name:    Robert K. Gardner

          4/7/04
Date:     ------------------



Acknowledged and accepted by BioGentech Corp.

By:      /s/ Chas Radovich
         -------------------------------------
         Chas Radovich, President

Date:    04/7/04
         -------------------